Exhibit 1

Form:12	NOTICE OF INTENTION TO MAKE A NORMAL COURSE ISSUER BID (“NCIB”)
Issuer Name: CANADIAN NATIONAL RAILWAY COMPANY	Stock Symbol: CNR

1.	Securities Sought – State the following:

a)	Class(es) of securities subject to the NCIB: Common Shares

b)	Total number of securities:

i)	issued and outstanding: (as of January 18, 2022): 701,740,872

ii)	if applicable, in the total public float: (as of January 18, 2022): 618,826,610

c)	Percentage of securities that may be purchased under the NCIB:

i)	% of issued and outstanding (maximum 5%): n/a

ii)	% of the public float, as the case may be (maximum 10%): 6.80%

d)	Maximum number of securities that may be acquired under the NCIB: 61,882,661

e)	Number of securities the issuer actually intends to acquire under the NCIB (i.e., not necessarily the maximum): Up to 42,000,000 Common Shares.

f)	Is the issuer an investment fund: No.

i)	If the answer is NO, the average daily trading volume for six months prior to date hereof: 1,217,054 Common Shares traded daily on average for the period of July 1, 2021 to December 31, 2021.

g)	Does the issuer have a class of restricted securities: No. If the answer is YES:

i)	describe the voting rights of all equity securities: N/A

ii)	if the issuer does not propose to make the same NCIB for all classes of voting and equity securities, the reasons for so limiting the NCIB: N/A

h)	Whether the securities are going to be cancelled. If such securities are not cancelled, state how such securities will be dealt with: Securities will be cancelled.

2.
Duration – State the dates on which the NCIB will commence and terminate. The NCIB may not extend for a period of more than one year from the date on which purchases may commence: February 1, 2022 up to and including January 31, 2023.

Form 12 – Notice of Intention to make a Normal Course Issuer Bid (as at May 11, 2017)	© 2017, TSX Inc.

Form:12	NOTICE OF INTENTION TO MAKE A NORMAL COURSE ISSUER BID (“NCIB”)
Issuer Name: CANADIAN NATIONAL RAILWAY COMPANY	Stock Symbol: CNR

3.	Method of Acquisition – State the following:

a)
whether purchases will be effected through the facilities of TSX and identify any other exchanges or market places on which purchases will be made: Purchases will be effected through the TSX, the NYSE or alternative trading systems, if eligible, including by prearranged crosses.

b)	whether purchase and payment for the securities will be made by the issuer in accordance with the requirements of TSX: Yes, and in accordance with the requirements of NYSE.

c)
whether the price that the issuer will pay for any securities acquired by it will be the market price of the securities at the time of acquisition: Yes, plus brokerage fees. All of the Common Shares purchased will be cancelled.

d)
whether purchases (other than by way of exempt offer) will be made other than by means of open market transactions during the period the NCIB is outstanding: Purchases under the Normal Course Issuer Bid will be conducted through a combination of discretionary transactions and automatic repurchase plans through the facilities of the TSX, the NYSE or alternative trading systems, if eligible. Purchases under the Normal Course Issuer Bid may also be conducted using derivative-based programs, accelerated share repurchase transactions, or other methods of acquiring shares, subject to any required regulatory approvals and on such terms and at such times as shall be permitted by applicable laws.

4.
Consideration Offered – State whether there are any restrictions on the price the offeror is prepared to pay and any other restrictions relating to the NCIB, such as specific funds available, method of purchasing, etc.: None

5.	Reasons for the NCIB – State the purpose or business reasons for the NCIB: CNR believes that the repurchase of its shares represents an appropriate and beneficial use of the Company’s funds.

6.
Valuation – State whether there has been any appraisal or valuation of the issuer to the best knowledge of the directors or officers of the issuer, after reasonable enquiry, regarding the issuer, its material assets or securities prepared within the two years preceding the date of the notice, together with a statement of a reasonable time and place at which such appraisal or valuation, or a copy thereof, may be inspected. For this purpose, the phrase appraisal or valuation means both an independent appraisal or valuation and a material non-independent appraisal or valuation. If there has been such an appraisal or valuation, include a summary of such appraisal or valuation:

To the best knowledge of CNR’s directors and officers, after reasonable enquiry, CNR has not, in the past two-year period preceding the date hereof, obtained an appraisal or valuation regarding CNR or its material assets or securities.

7.	Previous Purchases – Where the issuer has purchased securities under a NCIB within the past 12 months, state the following:

a)	method of acquisition: Through the TSX, NYSE facilities and alternative trading systems.

b)	the number of securities sought and approved for purchase: 14,000,000 Common Shares

Form 12 – Notice of Intention to make a Normal Course Issuer Bid (as at May 11, 2017)	© 2017, TSX Inc.

Form:12	NOTICE OF INTENTION TO MAKE A NORMAL COURSE ISSUER BID (“NCIB”)
Issuer Name: CANADIAN NATIONAL RAILWAY COMPANY	Stock Symbol: CNR

c)	the number of securities actually purchased: As at January 18, 2022, a total of 10,648,647 Common Shares had been purchased.

d)	the weighted average price paid per security: As at January 18, 2022, the weighted average price paid per security was C$153.70, excluding brokerage fees.

8.	Persons Acting Jointly or In Concert with the Issuer – Disclose the identity of any party acting jointly or in concert with the issuer: None.

9.	Acceptance by Insiders, Affiliates and Associates –

a)	name of every director or senior officer of the issuer who intends to sell securities of the issuer during the course of the NCIB: None - see note below.

b)
where their intention is known after reasonable enquiry, the name of every associate of a director or senior officer of the issuer, person acting jointly or in concert with the issuer, or person holding 10% or more of any class of equity securities of the issuer, who intends to sell securities: None – see note below.

Note: Except as set out below, to the knowledge of the directors and senior officers of CNR, after reasonable enquiry, no director or senior officer of CNR and no associate of a director or senior officer of CNR or any person acting jointly or in concert with CNR, or any person holding 10% or more of any class of equity securities of CNR, has any present intention to sell Common Shares during the period of the Offer. However, sales of Common Shares through the facilities of exchanges or otherwise by any of these persons or companies may occur during such period in the event that the circumstances or decisions of any such person or company change or their personal circumstances require such sales. Not withstanding the above, certain senior officers of CNR may exercise options to purchase Common Shares under the existing stock option plans of CNR and in turn sell Common Shares in open market transactions.

10.
Benefits from the NCIB – State direct or indirect benefits to any of the persons or companies named in item 9 of selling or not selling securities of the issuer during the course of the NCIB. An answer to this item is not required where the benefits to such person or company of selling or not selling securities are the same as the benefits to any other securityholder who sells or does not sell: None.

11.	Material Changes in the Affairs of the Issuer – Disclose any previously undisclosed material changes or plans or proposals for material changes in the affairs of the issuer: None.

Form 12 – Notice of Intention to make a Normal Course Issuer Bid (as at May 11, 2017)	© 2017, TSX Inc.

Form:12	NOTICE OF INTENTION TO MAKE A NORMAL COURSE ISSUER BID (“NCIB”)
Issuer Name: CANADIAN NATIONAL RAILWAY COMPANY	Stock Symbol: CNR

12.	Participating Organization Information –

	Canada	U.S.
(a) Name of brokerage firm:	RBC Dominion Securities Inc.	J.P. Morgan Securities LLC
(b) Name of registered representative:	Tyler Parrent	Jemil Salih
(c) Address of brokerage firm:	200 Bay Street Royal Bank Plaza South Tower, 2nd floor Toronto, Ontario, Canada M5J 2W7	383 Madison Avenue, 5th Floor New York, NY 10179
(d) Fax number:	1.416.842-6100
(e) Telephone number:	1-416-842-6000	1-212-622-2723

13.	Disclose any significant information regarding the NCIB not disclosed above, including any details regarding the use of put options or forward purchase contracts in conjunction with the NCIB:

CNR entered into an automatic purchase plan on January 25, 2022, to repurchase a portion of the shares subject to the NCIB.

14.
Certificate – The undersigned, a director or senior officer of the issuer duly authorized by the issuer’s board of directors, certifies that this notice is complete and accurate and in compliance with Section 629 of the TSX Company Manual. This notice contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.

January 25, 2022

/s/ Bernd Beyer
NAME: Bernd Beyer
TITLE: Vice-President and Treasurer

Form 12 – Notice of Intention to make a Normal Course Issuer Bid (as at May 11, 2017)	© 2017, TSX Inc.